SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                              (Amendment No. 1)(1)

                        NORTH ATLANTIC ACQUISITION CORP.
--------------------------------------------------------------------------------
                                (Name of issuer)

                              CLASS A COMMON STOCK
                              CLASS B COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                       657289-10-4 (Class A Common Stock)
                       657289-20-3 (Class B Common Stock)
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 21, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

----------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------                     ------------------------
CUSIP No. 657289-10-4 (Class A                  13D           Page 2 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
-----------------------------------                     ------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     THE MARILYN AND BARRY RUBENSTEIN FAMILY FOUNDATION
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      PF, OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             40,000 (Class A Common Stock)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         -0-
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         40,000 (Class A Common Stock)
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         -0-
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      40,000 (Class A Common Stock)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      4.4% (Class A Common Stock)
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                     ------------------------
CUSIP No. 657289-10-4 (Class A                  13D           Page 3 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
-----------------------------------                     ------------------------


================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        BARRY RUBENSTEIN
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                      PF, OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUAN
                TO ITEM 2(d) OR 2(e)                                        / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
  NUMBER OF             7          SOLE VOTING POWER(1)
    SHARES
 BENEFICIALLY                            50,000 (Class A Common Stock)
OWNED BY EACH                            22,000 (Class B Common Stock)
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         40,000(2) (Class A Common Stock)
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER(1)

                                         50,000 (Class A Common Stock)
                                         22,000 (Class B Common Stock)
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         40,000(2) (Class A Common Stock)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      90,000(2) (Class A Common Stock)
                      22,000 (Class B Common Stock)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                     / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       9.9% (Class A Common Stock)
                      14.7% (Class B Common Stock)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
    1    These securities are held by the Barry Rubenstein Rollover IRA.
    2 Includes 40,000 shares of Class A Common Stock held by The Marilyn and Barry Rubenstein Family Foundation. Mr. Rubenstein disclaims beneficial ownership of these securities.

-----------------------------------                     ------------------------
CUSIP No. 657289-10-4 (Class A                  13D           Page 4 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
-----------------------------------                     ------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     MARILYN RUBENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             0
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         40,000(1) (Class A Common Stock)
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         0
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         40,000(1) (Class A Common Stock)
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      40,000(1) (Class A Common Stock)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      4.4% (Class A Common Stock)
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
   1     Includes  40,000 shares of Class A Common Stock held by The Marilyn and
         Barry  Rubenstein  Family   Foundation.   Mrs.   Rubenstein   disclaims
         beneficial ownership of these securities.

-----------------------------------                     ------------------------
CUSIP No. 657289-10-4 (Class A                  13D           Page 5 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
-----------------------------------                     ------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      BRIAN RUBENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         USA
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             0
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         40,000(1) (Class A Common Stock)
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         0
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         40,000(1) (Class A Common Stock)
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      40,000(1) (Class A Common Stock)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      4.4% (Class A Common Stock)
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
---------------
 (1) Includes 40,000 shares of Class A Common Stock held by The Marilyn and Barry Rubenstein Family Foundation. Mr. Rubenstein disclaims beneficial ownership of these securities.

-----------------------------------                     ------------------------
CUSIP No. 657289-10-4 (Class A                  13D           Page 6 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
-----------------------------------                     ------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     REBECCA RUBENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             0
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         40,000(1) (Class A Common Stock)
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         0
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         40,000(1) (Class A Common Stock)
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      40,000(1) (Class A Common Stock)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      4.4% (Class A Common Stock)
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------
   (1) Includes 40,000 shares of Class A Common Stock held by The Marilyn and Barry Rubenstein Family Foundation. Ms. Rubenstein disclaims beneficial ownership of these securities.

-----------------------------------                     ------------------------
CUSIP No. 657289-10-4 (Class A                  13D           Page 7 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
-----------------------------------                     ------------------------


         The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect.

                  Item 3 is hereby amended to add the following:

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The purchase price of the 8,000 shares of Class B Common Stock purchased by the Barry Rubenstein Rollover IRA on October 21, 1998 is $88,000 and came from its other funds.

                  Item 5(a) and (b) are hereby amended to read in their entirety as follows:

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The following table set forth the aggregate number and percentage (based on 906,000 shares of Class A Common Stock outstanding as of May 31, 1998 as reported by the Issuer in its Form 10QSB for the period ended May 31, 1998 (the "Form 10QSB")) of Class A Common Stock beneficially owned by each of the Reporting Persons and Class B Common Stock owned by Barry Rubenstein (based upon 150,000 shares of Class B Common Stock outstanding as reported in the Form 10QSB).

-----------------------------------                     ------------------------
CUSIP No. 657289-10-4 (Class A                  13D           Page 8 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
-----------------------------------                     ------------------------


                                             SHARES                PERCENTAGE
NAME                                   BENEFICIALLY OWNED          OF SHARES
----                                   ------------------          ---------

CLASS A COMMON STOCK


Foundation                                  40,000                  4.4%

Barry Rubenstein(1)                         90,000                  9.9%

Marilyn Rubenstein(2)                       40,000                  4.4%

Brian Rubenstein(2)                         40,000                  4.4%

Rebecca Rubenstein(2)                       40,000                  4.4%



CLASS B COMMON STOCK

Barry Rubenstein(3)                         22,000                 14.7%


-----------------------
(1) Consists of (i) 40,000 shares of Class A Common Stock held by the Foundation, of which Mr. Rubenstein disclaims beneficial ownership, and
         (ii) 50,000 shares of Class A Common Stock held by the Barry Rubenstein Rollover IRA.

(2)      Consists  of  40,000  shares  of  Class  A  Common  Stock  held  by the
         Foundation,   of  which  the  Reporting  Person  disclaims   beneficial
         ownership.

(3) Consists of 22,000 shares of Class B Common Stock held by the Barry Rubenstein Rollover IRA.

                  (b) Barry Rubenstein has the sole power to vote and dispose of the 50,000 shares of Class A Common Stock and 22,000 shares of Class B Common Stock held by the Barry Rubenstein Rollover IRA, representing approximately 5.5% and 14.7% of the outstanding shares of Class A Common Stock and Class B Common Stock, respectively, and as a trustee of the Foundation may be deemed to have shared power to vote and dispose of 40,000 shares of Class A Common Stock held by the Foundation, representing approximately 4.4% of the outstanding shares of Class A Common Stock.

                  Each of Marilyn Rubenstein, Brian Rubenstein and Rebecca Rubenstein, as a trustee of the Foundation, may be deemed to have shared power to vote and dispose of the 40,000 shares of Class A Common Stock held by the Foundation, representing approximately 4.4% of the outstanding shares of Class A Common Stock.

-----------------------------------                     ------------------------
CUSIP No. 657289-10-4 (Class A                  13D           Page 9 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
-----------------------------------                     ------------------------


                  Item 5(c) is amended to add the following:

                  (c) The following table sets forth a description of all transactions in shares of Class A Common Stock or Class B Common Stock of the Issuer by the Reporting Persons effected in the last sixty days.

                                                      NUMBER OF
                                  PURCHASE              SHARES       PURCHASE
               NAME                 DATE              PURCHASED       PRICE
               ----                 ----              ---------       -----

CLASS B COMMON STOCK

Barry Rubenstein Rollover IRA     10/21/98              8,000           $11.00



                  The shares of Class B Common Stock set forth in the table above were purchased in an open market transaction.

                  Item 6 is amended to add the following:

Item 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  On August 18, 1998, the Issuer announced that it had signed a definitive agreement to merge with Moto Guzzi Corp. ("MGC"). The Issuer has filed a Registration Statement on Form S-4 (File No. 333-65267) in respect of such merger (the "Merger"). Barry Rubenstein and certain affiliated entities are stockholders of MGC. If the Merger of MGC and the Issuer is consummated, Barry Rubenstein and such affiliated entities will receive shares of Class A Common Stock and Class B Convertible Preferred Stock, $.01 par value per share. This Amendment No. 1 does not include any securities that may be received by the Reporting Persons upon consummation of the Merger. If the Merger is consummated, the Reporting Persons will further amend the Schedule 13D, as appropriate.

-----------------------------------                     ------------------------
CUSIP No. 657289-10-4 (Class A                  13D         Page 10 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
-----------------------------------                     ------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   October 30, 1998            THE BARRY AND MARILYN RUBENSTEIN
                                     FOUNDATION



                                     By:/S/ BARRY RUBENSTEIN
                                        ----------------------------------------
                                        Barry Rubenstein, a Trustee


                                        /S/ BARRY RUBENSTEIN
                                        ----------------------------------------
                                         Barry Rubenstein


                                                      *
                                        ----------------------------------------
                                        Marilyn Rubenstein


                                                      *
                                        ----------------------------------------
                                        Brian Rubenstein


                                                      *
                                        ----------------------------------------
                                        Rebecca Rubenstein



By: */S/ BARRY RUBENSTEIN
    ----------------------------------
    Barry Rubenstein, Attorney-in-Fact